NEWS RELEASE

Augusta Announces $5 Million Private Placement

VANCOUVER, B.C., March 30, 2009 - Augusta Resource Corporation (TSX/NYSE AMEX: AZC) (“Augusta” or “the Company”) has arranged for a non-brokered private placement of 3.35 million units at a price of $1.50 per unit for gross proceeds of $5,025,000. The transaction is fully subscribed by Vancouver mining entrepreneur Ross Beaty.

Each unit comprises one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $2.30 per common share for a period of one year following the close of the transaction.

Augusta President and CEO Gil Clausen said: “We are pleased to have Mr. Beaty increase his position in Augusta, which now stands at 12.3% . He is a knowledgeable mining investor who appreciates the value of our Rosemont project development plans.”

A finder’s fee is payable to Peninsula Merchant Syndications Corp., a private merchant bank controlled by Sam Magid, co-founder of Salman Partners Inc. Net proceeds from the transaction will be used to fund general working capital. Closing of the transaction is subject to regulatory approvals.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in late 2011 (refer to Augusta’s website at www.augustaresource.com for details). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer within the next four years. The Company is traded on the Toronto Stock Exchange and the NYSE AMEX under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:
Meghan Brown, Investor Relations Manager
tel 604 638 2002
email mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com